UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 1
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

NetManage, Inc.
(Name of Subject Company (Issuer))
Riley Acquisition LLC
(Name of Filing Person (Offeror))
Common Stock
(Title of Class of Securities)
641144-10-0
(CUSIP Number of Class of Securities)
Bryant R. Riley
Riley Acquisition LLC
11100 Santa Monica Blvd.
Suite 810
Los Angeles, CA 90025
(310) 966-1445
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$6,808,673	$729

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 1,296,890 shares of Common Stock of NetManage, Inc., and the associated Series A Participating Preferred Stock Purchase Rights, at the tender offer price of $5.25 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2007, issued September 29, 2006, equals $107 per million of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$729	Filing Party:	Riley Acquisition LLC

Form or Registration No.:	Schedule TO	Date Filed:	December 20, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☑	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits
SIGNATURE
Exhibit Index

INTRODUCTION
This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO relating to the offer by Riley Acquisition LLC (the “Purchaser), a Delaware limited liability company and wholly-owned subsidiary of Riley Investment Partners, L.P., to purchase up to 1,296,890 shares of Common Stock, par value $0.01 per share (“Common Stock”), of NetManage, Inc., a Delaware corporation, and the associated Series A Participating Preferred Stock Purchase Rights (together with the Common Stock, the “Shares”), at a price of $5.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 20, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) which, together, as each may be amended or supplemented from time to time, constitute the “Offer.”
The information in the Offer, which was previously filed with the Schedule TO, is hereby incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.
AMENDMENT
The Offer to Purchase is hereby amended and supplemented as follows:
(1)	In the Summary Term Sheet of the Offer to Purchase, the second sentence of the first paragraph is hereby amended and restated in its entirety to read as follows:

“This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase.”
(2)	In Section 1 of the Offer to Purchase, the sixth sentence of the third paragraph is hereby amended by inserting the word “promptly” after the words “will be returned” and before the words “to the stockholder”.

In addition, in Section 1 of the Offer to Purchase, the third bullet point on page 9 is hereby amended and restated in its entirety to read as follows:

“terminate the Offer and not accept for payment or pay for any Shares, in which case all tendered Shares shall be promptly returned to tendering stockholders; and”
(3)	In Section 3 of the Offer to Purchase, the following new paragraph is hereby inserted on page 13 immediately prior to the subsection entitled “Backup Withholding”:

“In this Offer to Purchase, and in the Letter of Transmittal, we have included certain statements that our determinations with respect to such matters as the validity of tenders, the validity of purported withdrawal of Shares and the satisfaction of conditions to the Offer will be valid and binding. These statements, and any related statements that a holder tendering Shares waives any right to challenge our decisions, are not intended and should not be construed as meaning that any rights under federal or state securities laws have been waived or that our decisions are not subject to applicable law. These statements are included because it is necessary for us, in order to determine if proration is needed and, if so, which Shares will be accepted and which will be returned, to make decisions which are deemed final with respect to the validity of tenders. Without such an ability to make decisions, we cannot accurately determine the number of Shares tendered and make decisions about such matters as proration and return of Shares.”
(4)	In Section 12 of the Offer to Purchase, paragraph (b) is hereby amended and restated in its entirety to read as follows:
     “(b) any change (or condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, licenses or results of operations of NetManage or any of its subsidiaries or affiliates that does or may have a materially adverse effect on (x) the value of NetManage or any of its affiliates, (y) the value of the Shares, including, without limitation, triggering of the Rights, or (z) a material contractual right of NetManage or any of its affiliates, including, without limitation, any acceleration of any material amount of indebtedness of NetManage or any of its affiliates as a result of or in connection with the Offer;”
In addition, in Section 12 of the Offer to Purchase, paragraph (c) is hereby amended and restated in its entirety to read as follows:
     “(c) there shall be threatened, instituted, or pending any action, proceeding, application or counterclaim by or before any court or governmental, administrative or regulatory agency or authority, domestic or foreign, or any other person or tribunal, domestic or foreign, which (i) challenges or seeks to challenge, restrain or prohibit the making of the Offer, the acquisition by us of the Shares, or any other matter directly or indirectly relating to the Offer, or seeks to obtain any material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer, (ii) seeks to make the purchase of, or payment for, some or all of the Shares pursuant to the Offer illegal or results in a delay in our ability to accept for payment or pay for some or all of the Shares, (iii) seeks to impose limitations on our ability (or any affiliate of ours) to acquire or hold or to exercise full rights of ownership of the Shares, including, but not limited to, the right to vote the Shares purchased by us on all matters properly presented to the NetManage stockholders, or (iv) might result, in our reasonable judgment, in a materially adverse effect on (x) the value of NetManage or any of its affiliates, (y) the value of the Shares, including, without limitation, triggering of the Rights, or (z) a material contractual right of NetManage or any of its affiliates;”
Further, in Section 12 of the Offer to Purchase, paragraph (d) is hereby amended and restated in its entirety to read as follows:
     “(d) any statute, rule, regulation, judgment, decree, interpretation, injunction or order (preliminary, permanent or otherwise) shall have been proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to the Offer or us or NetManage or any of our or NetManage’s subsidiaries or affiliates by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, which, in our reasonable judgment, (i) indicates that any approval or other action of any such court, agency or authority may be required in connection with the Offer or the purchase of Shares thereunder, (ii) would or might prohibit, restrict or delay consummation of the Offer, (iii) might impose limitations on our ability (or any affiliate of ours) to acquire or hold or to exercise full rights of ownership of the Shares, including, but not limited to, the right to vote the Shares purchased by us on all matters properly presented to the NetManage stockholders, or (iv) might result in a materially adverse effect on (x) the value of NetManage or any of its affiliates, (y) the value of the Shares, or (z) a material contractual right of NetManage or any of its affiliates;”
The Letter of Transmittal is hereby amended and supplemented as follows:
(1)	In the Letter of Transmittal, the last sentence of the second full paragraph on page 4, which reads “By tendering Shares, the undersigned agrees to accept all decisions the purchaser makes concerning these matters and waives any right the undersigned might otherwise have to challenge those decisions,” is hereby deleted in its entirety.

Item 12. Exhibits.

Exhibit
Number	Description
(a)(1)(A)*	Offer to Purchase, dated December 20, 2006

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 20, 2006

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 20, 2006

(a)(1)(F)*	Letter to Stockholders

(a)(1)(G)*	Summary Advertisement published in Investor’s Business Daily on December 20, 2006

(a)(1)(H)*	Press release issued by Riley Investment Management LLC, dated December 20, 2006

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Not applicable

(b)	Not applicable

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Filed with Riley Acquisition LLC’s Schedule TO-T on December 20, 2006, and incorporated herein by reference.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2007	RILEY ACQUISITION LLC

	/s/	BRYANT R. RILEY

Bryant R. Riley
Manager

Exhibit Index

Exhibit
Number	Description
(a)(1)(A)*	Offer to Purchase, dated December 20, 2006

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 20, 2006

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 20, 2006

(a)(1)(F)*	Letter to Stockholders

(a)(1)(G)*	Summary Advertisement published in Investor’s Business Daily on December 20, 2006

(a)(1)(H)*	Press release issued by Riley Investment Management LLC, dated December 20, 2006

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Not applicable

(b)	Not applicable

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Filed with Riley Acquisition LLC’s Schedule TO-T on December 20, 2006, and incorporated herein by reference.